Exhibit 99.1

News Release

RINKER ACQUIRES MELBOURNE CONCRETE BUSINESS

Rinker Group Limited (“Rinker”) today announced the acquisition of three concrete plants and associated assets from the Broadway & Frame group in Melbourne.

The three plants are located among some of the fastest growing suburbs in Melbourne:  Springvale in the southeast, Laverton in the west and Bulleen in the northeast.  Total production is 200,000 cubic metres of concrete a year.

Broadway & Frame have built a strong business servicing homebuilders and small commercial construction customers, supplying about 5% of the Melbourne market.

Rinker chief executive David Clarke said the business is well regarded by customers for its service commitment and Rinker group will continue to operate Broadway & Frame under its own brand and run it independently from other parts of the group.

Mr Clarke said he was pleased that all three of the senior Broadway & Frame executives will remain with the business after the acquisition.

“The acquisition delivers three quality plants in Australia’s second largest city with a population around four million, and will move Rinker group to number 2 in the Melbourne market,” he said.

The purchase price represents a multiple of around 4 times historical EBITDA and the acquisition is expected to be earning above its cost of capital after the first full year.

The acquisition is scheduled to take effect on 1 December.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Rinker’s trading revenue (year ended March 2003)* is A$5.2 billion (around US$3.2 billion), profit from ordinary activities before interest and tax (EBIT) is A$698 million (over US$420 million) and net cash from operating activities is A$913 million (over US$550 million). Rinker has 13,000 employees in over 730 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

*  Revenue, profit, cash flow figures for the year ended March 2003, including only 6 months of the US$540 million Kiewit acquisition in September 2002. The figures assume that Rinker, recently demerged from CSR Limited, existed as a separate economic entity during the year.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (int + 61 419 476 546)

10 November 2003	RIN 12-06

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au